UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On March 30, 2023, Wallbox N.V. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

This Report on Form 6-K/A (the “Form 6-K/A”) amends the Company’s Report on Form 6-K filed on March 1, 2023 (the “Original Form 6-K”), to update information in the Original Form 6-K and the related earnings press release and the earnings presentation, regarding the Company’s revenues and information derived therefrom. Subsequent to the date of the Original Form 6-K, in the course of preparing its 20-F, the Company determined that €2.8 million of revenues relating to a single order of charging stations should be recognized in 2023 instead of the three months ended December 31, 2022, in accordance with its policies on revenue recognition.

Except as otherwise expressly noted herein, this Form 6-K/A does not modify or update the information included in the Original Form 6-K, the earnings press release and the earnings presentation attached thereto as Exhibits 99.1 and 99.2 (the “Earnings Release” and the “Earnings Presentation”), respectively, and as discussed on the Company’s earnings call held on March 1, 2023, nor does it reflect events occurring after the filing of the Original Form 6-K.

Updated versions of the Earnings Release and the Earnings Presentation to reflect the information in this Form 6-K/A will be available on the Company’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. The information on the Company’s website is not part of this Form 6-K/A and is not incorporated by reference herein.

WALLBOX N.V. FOURTH QUARTER AND FULL YEAR 2022 FINANCIAL RESULTS

Full Year 2022 Highlights

•	For the year ended December 31, 2022, the Company had revenue of €144.2 million, gross margin of 40.63% and operating loss of €138.8 million.

Fourth Quarter 2022 Highlights

•	For the three months ended December 31, 2022, the Company had revenue of €34.5 million, gross margin of 35.91% and operating loss of €45.5 million.

Consolidated Statements of Profit or Loss Data

(In thousand Euros)

	Year Ended December 31,	Change from Prior Announcement	Three Months Ended December 31,	Change from Prior Announcement
	2022		2022
Revenue	€144,185	€(2,786)	€34,519	€(2,786)
Changes in inventories and raw materials and consumables used	(85,605)	1,880	(22,122)	1,880
Employee benefits	(88,814)	(1,224)	(23,696)	(1,224)
Other operating expenses	(91,555)	N/A	(26,741)	N/A
Amortization and depreciation	(18,890)	N/A	(6,833)	N/A
Net other income	1,844	N/A	(606)	N/A

Operating Loss	€(138,835)	€(2,130)	€(45,479)	€(2,130)
Financial income	2,307	N/A	123	N/A
Financial expenses	(7,998)	N/A	(3,036)	N/A
Change in fair value of derivative warrant liabilities	80,748	N/A	6,597	NA
Foreign exchange gains/(losses)	(3,618)	N/A	10,367	N/A
Financial Results	€71,439	N/A	€14,051	N/A
Share of loss of equity-accounted investees	(330)	N/A	383	N/A
Loss before Tax	€(67,726)	N/A	€31,045	N/A
Income tax credit	4,926	N/A	3,933	N/A
Loss for the year	€(62,800)	N/A	€27,112	N/A

Reconciliation of Non-IFRS Financial Measures

(In thousand Euros)

	Year Ended December 31,	Change from Prior Announcement	Three Months Ended December 31,	Change from Prior Announcement
	2022		2022
Loss for the year	€(62,800)	N/A	€(27,112)	N/A
Income tax credit	(4,926)	N/A	(3,933)	N/A
Amortization and depreciation	18,890	N/A	6,833	N/A
Financial income	(2,307)	N/A	(123)	N/A
Financial expenses(1)	7,998	N/A	3,036	N/A
EBITDA	(43,145)	N/A	(21,299)	N/A
Fair value adjustment of convertible bonds(2)	—	N/A	—	N/A
Change in fair value of derivative warrant liabilities(3)	(80,748)	N/A	(6,597)	N/A
Share listing expense(4)	—	N/A	—	N/A
Foreign exchange gains/(losses)	3,618	N/A	(10,367)	N/A
Share based payment expenses(5)	32,625	1,224	5,845	981
Transaction costs relating to the Business Combination(6)	—	N/A	—	N/A
Other items(7)	(1,844)	N/A	606	N/A
Adjusted EBITDA	€(89,494)	€(1,236)	€31,812	€(2,728)

(1)

Financial expenses is comprised of interest and fees on bank loans, interest on lease liabilities, interest on shareholder and other borrowings, interest on convertible bonds, accretion of discount on put option liabilities and other finance costs (such as fair value loss on financial investments and impairment on financial investments),excluding fair value adjustment of convertible bonds.

(2)	Represents expenses related to fair value of convertible bonds.
(3)	Represents expenses or incomes related to change the fair value of the warrants liabilities.
(4)

The excess of fair value of Wallbox shares issued in connection with the Business Combination over the fair value of Kensington’s identifiable net assets acquired was deemed to represent compensation for the service of stock exchange listing for its shares and was accordingly expensed as incurred.

(5)	Represents share based payments expense.
(6)	Represents expenses related to the Business Combination.
(7)

Other items consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants. The amounts set forth in the table above represent net other income for the periods presented.

Definitions and Basis of Presentation

Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used.

Operating loss consists of the Company’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

Non-IFRS Financial Measures

We report our financial information required in accordance with IFRS. This Form 6-K/A includes financial measures not based on IFRS, including EBITDA and Adjusted EBITDA (the “Non-IFRS Measures”).

We define EBITDA as loss for the year before income tax credit, financial income, interest expenses, amortization and depreciation. We define Adjusted EBITDA as loss for the year before depreciation and amortization, income tax credits, and financial income and financial expense further adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to, change in fair value of convertible bonds and derivative warrants, share listing expenses, foreign exchange gains/(losses), share based payment expenses, transaction costs related to the business combination and other items outside the scope of our ordinary activities.

Management uses the Non-IFRS Measures: as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations; or planning purposes, including the preparation of our internal annual operating budget and financial projections;to evaluate the performance and effectiveness of our strategic initiatives; and to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the year, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are: such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments; such measures do not reflect changes in our working capital needs; such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes; although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: March 31, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer